SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of  March 2005

The "Shell" Transport and Trading Company, Public Limited Company

(Exact name of registrant as specified in its charter)

Shell Centre, London SE1 7NA, England

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The "Shell" Transport and Trading Company, p.l.c.

Filing of the 2002 and 2003 amended Form 20-F/A

On 7 March 2005 Royal Dutch Petroleum Company and The "Shell"Transport and Trading Company (the Registrants) filed the 2002 Annual Report on Form 20-F (Amendment No. 2) and the 2003 Annual Report on Form 20-F (Amendment No. 2) for the years ended 31 December 2002 and 31 December 2003, respectively, with the U.S. Securities and Exchange Commission (SEC).

These documents amend portions of the 2002 Annual Report on Form 20-F (Amendment No. 1) and the 2003 Annual Report on Form 20-F (Amendment No. 1) which were filed on 2 July 2004 and 1 July 2004, respectively, to give effect to the Reserves and Financial Restatements announced on 3 February 2005, further details of which can be found on page ii of the explanatory notes of Annual Reports on Form 20-F (Amendment No. 2) for the years ended 31 December 2002 and 31 December 2003, filed on 7 March 2005.

These documents can be downloaded from www.shell.com/investor or www.sec.gov.

Contact - Investor Relations

UK:	David Lawrence	+44 20 7934 3855
	Gerard Paulides	+44 20 7934 6287
Continental Europe:	Bart van der Steenstraten	+31 70 377 3996
USA:	Harold Hatchett	+1 212 218 3112

Contact - Media

UK:	Stuart Bruseth	+44 20 7934 6238
	Simon Buerk	+44 20 7934 3453
	Bianca Ruakere	+44 20 7934 4323
	Bernadette Cunnane	+44 20 7934 2713
	Susan Shannon	+44 20 7394 3277
The Netherlands:	Leon Tops	+31 70 377 8750

The Hague, March 7, 2005

Disclaimer statement

This announcement contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risk, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Companies' businesses. Neither of the Companies undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission ('SEC') permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as "expected producible resources"and "amount of reserves we expect to produce", that the SEC's guidelines strictly prohibit us from including in filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company Date: London, 7 March 2005
M. Edwards (Assistant Company Secretary)